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SECURITI  N

10035743

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49765 52271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Cornerstone Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17360 73rd Place North
(No. and Street)

Maple Grove	MN	55311-2688
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Eayrs — (763) 773-9797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Eayrs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Cornerstone Capital Advisors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



TYLER J. KELLY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
First Cornerstone Capital Advisors, LLC
Maple Grove, Minnesota

We have audited the accompanying statements of financial condition of First Cornerstone Capital Advisors, LLC (a limited liability company) as of December 31, 2009 and 2008, and the related statements of operations, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Cornerstone Capital Advisors, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 22, 2010

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS

	2009	2008
CASH	$ 6,842	$ 7,623
OTHER ASSETS	856	2,882
TOTAL ASSETS	$ 7,698	$ 10,505

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
ACCOUNTS PAYABLE	$ 81	$ 156
MEMBERS' EQUITY		
Members' equity	7,617	11,249
Contribution receivable	-	(900)
Total Members' Equity	7,617	10,349
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 7,698	$ 10,505

See accompanying notes to financial statements.

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS
Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES	$ 750	$ -
OPERATING EXPENSES	11,888	14,067
OPERATING LOSS	(11,138)	(14,067)
INTEREST INCOME	6	42
NET LOSS	$ (11,132)	$ (14,025)

See accompanying notes to financial statements.

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

STATEMENTS OF MEMBERS' EQUITY
Years Ended December 31, 2009 and 2008

	Members' Equity	Contribution Receivable	Total Members' Equity
BALANCE, December 31, 2007	$ 16,274	$ -	$ 16,274
2008 net loss	(14,025)	-	(14,025)
Member contributions	9,000	(900)	8,100
BALANCE, December 31, 2008	11,249	(900)	10,349
2009 net loss	(11,132)	-	(11,132)
Member contributions	7,500	900	8,400
BALANCE, December 31, 2009	$ 7,617	$ -	$ 7,617

See accompanying notes to financial statements.

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (11,132)	$ (14,025)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	-	362
Changes in operating assets and liabilities:		
Other assets	2,026	846
Accounts payable	(75)	(1,156)
Net Cash Flows from Operating Activities	(9,181)	(13,973)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from members	8,400	8,100
Net Cash Flows from Financing Activities	8,400	8,100
Net Change in Cash	(781)	(5,873)
CASH - Beginning of Year	7,623	13,496
CASH - END OF YEAR	$ 6,842	$ 7,623
Noncash investing and financing activities		
Capital contribution due from member	$ -	$ 900

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

First Cornerstone Capital Advisors, LLC (the Company), provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company derives most of its revenues from fees and commissions earned on a limited number of investment banking transactions closed each year.

Commissions Receivable

Commissions receivables are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid commissions receivables are unsecured and not charged a monthly service fee when past due.

Commissions receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all commissions receivable balances and determines the appropriate course of action on a delinquent account.

The Company had no commissions receivable at December 31, 2009 and 2008.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation and amortization are provided for using the straight-line method over estimated useful lives ranging from three to five years. Maintenance, repairs and minor renewals are expensed when incurred.

Depreciation and amortization expense was $0 and $362 for the years ended December 31, 2009 and 2008.

Revenue Recognition

The Company earns revenue through retainer and consulting fees.

Retainer fees: New clients are assessed non-refundable retainer fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods vary in length. Retainer fees are considered earned as the specific services are performed or when collected if after performance is complete.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as services are performed under the terms of its engagement agreement with the client.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

On January 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of the new standard normally do not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the members rather than the Company itself. However, there are certain exceptions where the Company would bear the burden of an uncertain tax position. The adoption of the new standard resulted in no effect to the Company's financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2006. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Concentration of Credit Risk

As a broker and dealer, the Company is engaged in investment banking activities servicing a diverse but limited group of corporate and individual accredited investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2009 and 2008, the Company had net capital of $6,761 and $7,467 which was $1,761 and $2,467 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1 and .02 to 1 at December 31, 2009 and 2008.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended December 31, 2009 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Related Party Transactions

The Company leased office space from its members on a month to month lease. The rent was $500 per month. On May 31, 2008, the Company terminated the lease arrangement with the members due to a pending change in ownership of the LLC. Total rent expense was $0 and $2,500 for the years ended December 31, 2009 and 2008.

During December 2008, the Company received a contribution of $4,500 from its members. The Company allocated the contribution proportionately to its members and one member had not made its portion of the contribution as of December 31, 2008. The Company recorded a receivable due from the member in the amount of $900, which is presented as on offset to members' equity at December 31, 2008.

In March 2009, the Company received the outstanding contribution of $900 from its member. The Company allocated the contribution to maintain the existing ownership percentages.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through February 22, 2010, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

COMPUTATION OF NET CAPITAL

Members' equity	$ 7,617
Deductions and/or charges:	
Non-allowable assets:	
Other assets	856
Net capital before haircuts on securities positions	6,761
Haircuts on securities positions	-
Net capital	$ 6,761

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 81

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 1,761
Excess net capital at 1,000 percent	$ 6,753
Ratio: Aggregate indebtedness to net capital	.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's amended Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2009	$ 6,761
Audit adjustments	-
Net capital per above	$ 6,761

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
First Cornerstone Capital Advisors, LLC
Maple Grove, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of First Cornerstone Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 22, 2010

FIRST CORNERSTONE CAPITAL ADVISORS, LLC

Maple Grove, Minnesota

December 31, 2009 and 2008

FINANCIAL STATEMENTS

Including Independent Auditors' Report